Crane Co.	NEWS

Contact:
Richard E. Koch
Director, Investor Relations
and Corporate Communications
203-363-7352
www.craneco.com
Crane Co. Completes Tender Offer for Merrimac Industries, Inc.
STAMFORD, CONNECTICUT – February 3, 2010 — Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today announced the successful completion of its tender offer for Merrimac Industries, Inc. (AMEX: MRM), which expired Tuesday at midnight (EST). Crane has accepted 2,796,642 validly tendered Merrimac shares, including 23,162 shares tendered under the tender offer’s guaranteed delivery procedures. The tendered shares, excluding those tendered through the guaranteed delivery process, constitute approximately 92.5% of the total Merrimac shares of common stock outstanding. Crane expects to promptly complete the acquisition of Merrimac through a short-form merger.
Merrimac Industries, Inc. is a leader in the design and manufacture of RF Microwave signal processing components, subsystem assemblies, and Multi-Mix® micro-multifunction modules (MMFM®) for the worldwide Defense, Satellite Communications (Satcom), Commercial Wireless and Homeland Security market segments. Merrimac has a strong product platform and a solid customer base for space and military applications that complements Crane’s Electronic Group leading microwave product offerings. Merrimac has approximately 210 employees and annual revenues of approximately $30 million. Crane expects Merrimac will have a very slight dilutive impact on the Company’s 2010 earnings but will be accretive in 2011.
Crane Co. is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane provides products and solutions to customers in the aerospace, electronics, hydrocarbon processing, petrochemical, chemical, power generation, automated merchandising, transportation and other markets. The Company has five business segments: Aerospace & Electronics, Fluid Handling, Engineered Materials, Merchandising Systems, and Controls. Crane has approximately 10,000 employees in North America, South America, Europe, Asia and Australia. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). For more information, visit www.craneco.com.
This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance, and assumptions or judgments concerning such performance. Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and subsequent reports filed with the Securities and Exchange Commission.
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